Exhibit 99.138

DHX Media’s Make It Pop Commissioned by Nickelodeon for Season Two

HALIFAX, May 4, 2015 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has been commissioned by Nickelodeon to produce a second season of its hit live-action, tween series, Make It Pop. The 20-episode order will be filmed at DHX’s Epitome Studio, in Toronto, Canada. Make It Pop season one will debut on Nickelodeon’s international channels beginning this summer.

Make It Pop is Nickelodeon’s #1 show with K6-11 and G6-11. The series ranks as the most-watched long-form content on Nick.com and on the Nick App.

Steven DeNure, President and COO at DHX Media, said: “This early commitment of a second season by Nickelodeon underscores that Make it Pop’s energy and fun has clearly struck a chord with its audience. We are already brimming with ideas for new storylines which will take our fashionable and funny K pop-inspired band on many more music-based adventures.”

Make It Pop is co-created by Thomas W. Lynch and Nick Cannon and produced by DHX Media. Lynch and Cannon also serve as executive producers with DHX Media’s Steven DeNure and Anne Loi. DHX Media also handles global distribution and brand management for Make It Pop, as well as merchandising and licensing through appointed agency, Copyright Promotions Licensing Group Ltd. (CPLG). Music supervision is by Peter Coquillard and Pilar McCurry of Silva Music Publishing, and the show’s band XO-IQ, is managed by Bill Silva Entertainment.

The show is a half-hour comedic, music-infused daily scripted series that follows three unique girls – social-media maven Sun Hi (Megan Lee), bookish Corki (Erika Tham), and fashion-forward Jodi (Louriza Tronco) – who come together with DJ hopeful Caleb (Dale Whibley) over their love of music to form their own K-pop inspired band. Each episode features original songs and performances with a K-pop twist and an EDM beat from the show’s band, XO-IQ.

Filled with new songs, lots of laughs and heart, season two sees Sun Hi, Corki, Jodi and Caleb continue their coming-of-age journey. After their triumph with the school musical, the band XO-IQ is called upon to represent Mackendrick Prep at a high stakes battle of bands and a new musical rival emerges.

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has ofices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

About Nickelodeon

Nickelodeon, now in its 35th year, is the number-one entertainment brand for kids. It has built a diverse, global business by putting kids first in everything it does. The company includes television programming and production in the United States and around the world, plus consumer products, online, recreation, books and feature films. Nickelodeon’s U.S. television network is seen in almost 100 million households and has been the number-one-rated basic cable network for 19 consecutive years.

Disclaimer

This press release contains forward looking statements with respect to DHX Media including the completion of the production, the timing of a television debut and the ability of the Company to place the series in other territories. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media relations: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 14:09e 04-MAY-15